September 21, 2011
Jessica Reece
(617) 235-4636
jessica.reece@ropesgray.com
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Brion Thompson, Esq.

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Responses to Comments on Post-Effective Amendment No. 23
Dear Mr. Thompson:
I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 23 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Trust filed Amendment No. 23 pursuant to Rule 485(a) under the Securities Act of 1983, as amended (the “Securities Act”) on June 17, 2011 in connection with the registration of certain share classes of each of Allianz NFJ Diversified International Value Fund (the “NFJ Fund”) and Allianz RCM Short Duration High Income Fund (the “RCM Fund” and, together with the NFJ Fund, the “Funds”), each a new series of the Trust.
We received your oral comments regarding the Amendment via telephone on August 2, 2011 and in follow-up telephone calls on August 4, 8 and 9. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 27 to the Trust’s Registration Statement, which was filed on September 22, 2011, pursuant to Rule 485(b) under the Securities Act.
General
1.	Comment: Please remove disclosure from each filing that does not relate to the Funds identified in the series and class identifiers designated in the Amendment, as discussed in telephone conversations and emails between the Staff and Ropes & Gray.

Response: The requested change has been made. Post-Effective Amendment No. 27, which relates back to Post-Effective Amendment No. 23, was filed with series and class identifiers relating only to the NFJ Fund and the RCM Fund and includes disclosure relating only to those Funds.

2.	Comment: Please provide the relevant exchange ticker symbols for the Funds on the cover page of each prospectus and the statement of additional information, as required by Item 1(a)(2) and Item 14(a)(2) of Form N-1A.

Response: The requested change has been made with respect to the RCM Fund. The NFJ Fund does not yet have exchange ticker symbols; however, the Trust will provide the appropriate exchange ticker symbols for the NFJ Fund when they are available.

3.	Comment: The Staff is of the view that the only documents that may be incorporated by reference into a fund’s Summary Prospectus are the fund’s Statutory Prospectus and Statement of Additional Information and that the fund’s shareholder reports, or any portion thereof, may not be incorporated by reference into a fund’s Summary Prospectus. See General Instruction D of Form N-1A. To the extent that Funds make use of Summary Prospectuses to satisfy prospectus delivery obligations in reliance on Rule 498 under the Securities Act, please include in the Trust’s response the text of the legend appearing in each such Summary Prospectus.

Response: The legend appearing in each of the Funds’ Summary Prospectuses will read as follows:
Before you invest, you may want to review the Fund’s statutory prospectus, which contains more information about the Fund and its risks. You can find the Fund’s statutory prospectus and other information about the Fund, including its statement of additional information (SAI) and most recent reports to shareholders, online at www.allianzinvestors.com/prospectuses. You can also get this information at no cost by calling 1-800-498-5413 or by sending an email request to Orders@MySummaryProspectus.com. This Summary Prospectus incorporates by reference the Fund’s entire statutory prospectus and SAI, each dated April 1, 2011, as revised or supplemented from time to time.
4.	Comment: Please confirm that the Trust has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute (the “July Letter”), specifically with respect to disclosing (1) the types of derivatives in which each Fund may invest, (2) the specific purpose for using such derivatives, and (3) the extent to which such derivatives will be utilized. Further, please tailor the principal risk disclosure of each Fund accordingly.

Response: In response to the Comment and the Staff’s observations in the July Letter, the Trust confirms that it has considered the derivatives-related disclosure with respect to each Fund. Each Fund’s principal investment strategies identify specific types of derivative instruments in which each such Fund is generally expected to invest and the anticipated extent and purposes of such investments.

Discussion of the specific risks relating to the individual types of derivatives that the Funds expect to use is included in the statutory prospectuses under “Summary of Principal Risks—Derivatives Risk” and “Characteristics and Risks of Securities and Investment Techniques—Derivatives.” The Trust believes that the disclosure in these sections adequately addresses the Staff’s concerns as set forth in the July Letter.
Prospectuses
5.	Comment: Please revise the section titled “Purchase and Sale of Fund Shares” within each Fund’s Fund Summary to remove the following disclosure, which is not required by Item 6 of Form N-1A, or move the disclosure farther back in the statutory prospectus: “Generally, purchase and redemption orders for Fund shares are processed at the net asset value (NAV) next calculated after an order is received by the distributor or an authorized intermediary. NAVs are determined only on days when the New York Stock Exchange is open for regular trading.”

Response: The Trust respectfully submits that the current disclosure remains appropriate in the Fund Summaries, as it concisely provides investors with relevant and helpful information regarding the procedures for the purchase and sale of Fund shares and the process for the pricing of Fund shares.

6.	Comment: Please revise the sentence in the section titled “Tax Information” within each Fund’s Fund Summary to clarify that an investor through a tax-deferred arrangement still pays taxes, although such taxes are deferred.

Response: The Trust respectfully submits that the current disclosure remains appropriate and in compliance with the requirements of Form N-1A. To the extent that taxes paid by an investor are deferred, the Trust believes this result is evident from the term “tax-deferred arrangement.” Furthermore, the language included by the Trust within this section is identical to the example language used by the Commission in the Appendix to the proposing release for amendments to Form N-1A. See Investment Company Act Release No. 28064 (Nov. 21, 2007). The Trust recognizes that this Appendix was included in the proposing release for illustrative purposes only, however the final rule release for amendments to Form N-1A did not suggest any additional or new language, and the newly-amended Form N-1A does not refer to any need to provide the type of disclosure now requested by the Staff. See Investment Company Act Release No. 28584 (May 28, 2009).

7.	Comment: The Staff notes that “Focused Investment Risk” is included in the section titled “Summary of Principal Risks — Focused Investment Risk” and requests that the Trust confirm with respect to each Fund whether it is diversified or non-diversified for purposes of the 1940 Act. If a Fund is non-diversified for purposes of the 1940 Act, please make the disclosure required in Item 4(b)(1)(iv) of Form N-1A.

Response: The Trust confirms that each Fund is “diversified” for purposes of the 1940 Act and has revised “Focused Investment Risk” to remove the non-essential disclosure related to non-diversified funds.

8.	Comment: With respect to the performance data that appears in the prospectus section titled “Prior Related Performance Information,” please clarify whether “Net of Fees” performance figures reflect the effects of all fees and expenses.

Response: Caywood-Scholl Capital Management LLC (“Caywood-Scholl”) has confirmed that all “Net of Fees” performance figures within this section reflect the deduction of investment advisory fees and the impact of direct trading expenses (i.e., brokerage commissions and execution costs). Caywood-Scholl has also confirmed that it does not impose fees or expenses on its discretionary account clients beyond those fees and expenses reflected in the “Net of Fees” performance figures. The performance figures do not reflect the imposition of custodial fees, if any, paid by non-fund discretionary clients of Caywood-Scholl, as such fees are typically negotiated separately by Caywood-Scholl’s clients with custodians of their own selection, and Caywood-Scholl generally does not have access to the amounts of custodial fees paid by such clients.
Allianz NFJ Diversified International Value Fund (for purposes of the following Comment and Response, the “Fund”)
9.	Comment: Because the Fund uses the term “international” in its name, please disclose in the Prospectus that the Fund will diversify its investments among different countries.

Response: The Principal Investment Strategies section has been revised to state that the Fund “normally will invest in securities of companies located in at least three countries, which may include the United States.”

The Trust notes that Rule 35d-1 does not regulate several terms, including “international,” that under previous Staff interpretations of Section 35(d) of the 1940 Act had entailed certain investment requirements. In the adopting release for Rule 35d-1, the Commission affirmatively chose not to impose an investment percentage threshold in non-U.S. securities or a minimum number of countries in which a fund must invest for funds with such term in their names, and the adopting release indicates that such term does not give rise to an 80% investment requirement. Instead, the adopting release asserts that this term connotes diversification among investments in a number of different countries through the world and states the Commission expects that companies using such names will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name.

The Trust notes that the absence, in the adopting release for Rule 35d-1, of a specific, minimum number of countries in which such a fund must invest is consistent with the Commission’s view in the proposing release for Rule 35d-1 that “the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.” In particular, the Trust notes that while the Commission no longer distinguishes the terms “global” and “international,” the Commission has in the past suggested that an investment company with “global” in its name should invest in securities of at least three different countries (which may include the United States) and that an investment company with “international” in its name should invest in securities of at least three countries outside the United States.[1]
Allianz RCM Short Duration High Income Fund (for purposes of the following Comments and Responses, the “Fund”)
10.	Comment: Please indicate to the Staff where the term “duration” is defined in the registration statement. Please also provide an example of the effect a 1% change in interest rates would have on an investment held by the Fund.

Response: “Duration” is defined in the section titled “Principal Investments and Strategies of Each Fund—Allianz RCM Short Duration High Income Fund,” which is provided in response to Item 9 of Form N-1A:
“Duration is a measure of the weighted average maturity of cash flows on the bonds held by the Fund and can be used by the portfolio managers as a measure of the sensitivity of the market value of the Fund’s portfolio to changes in interest rates. Generally, the longer the duration of the Fund, the more sensitive its market value will be to changes in interest rates.”
An example of the effect of a 1% change in interest rates is provided in the section titled “Characteristics and Risks of Securities and Investment Techniques — Fixed Income Securities:
“By way of example, the price of a bond fund with a duration of five years would be expected to fall approximately 5% if interest rates rose by one percentage point.”
11.	Comment: The Staff notes that the section titled “Principal Investment Strategies” states that the Fund may invest in emerging market securities. If emerging market securities will represent a principal investment strategy of the Fund, please add “Emerging Markets Risk” to the list of the Fund’s principal risks.

Response: The requested change has been made.

12.	Comment: The Staff notes that the section titled “Principal Investment Strategies” states that the Fund may invest in “higher quality high yield securities.” Please delete the phrase “higher quality” or clarify what it means.

Response: The Trust has revised the disclosure in the “Principal Investment Strategies” section to remove the term “higher quality.”
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Tandy Representation

[1]	Footnote 38 to SEC Release No. IC-22530 (Feb. 22, 1997).

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to these filings; (ii) the Commission’s staff’s review of these filings, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in these filings; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.
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Please do not hesitate to call me (at 617-235-4636) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.
Kind regards,
Jessica Reece, Esq.

cc:	Thomas J. Fuccillo, Esq. Angela Borreggine, Esq. David C. Sullivan, Esq. George B. Raine, Esq. Johnathan C. Mathiesen, Esq. Chetan A. Aras, Esq.